FREE WRITING PROSPECTUS DATED AUGUST 15, 2008

FILED PURSUANT TO RULE 433

REGISTRATION STATEMENT NO. 333-130074

The Goldman Sachs Group, Inc.

Medium-Term Notes, Series B

Basket-Linked Notes due 2011

(Linked to a Weighted Basket of Closed End Funds)

The amount, if any, that you will be paid on your notes on the stated maturity date (April 21, 2011, subject to adjustments as described elsewhere in the Prospectus Supplement for the notes) will be based on the performance (disregarding any distributions on the closed end funds) of a weighted basket of 26 closed end funds during the period from the original trade date (April 7, 2008) to the determination date (April 7, 2011, subject to adjustments as described in the Prospectus Supplement for the notes), less any “basket adjustment amount shortfall”. The closed end funds included in the basket (which we refer to as the “basket funds”) are organized in the U.S. and are listed on U.S. securities exchanges. For further information on the basket funds, their primary exchanges and weightings, please see “The Basket Funds” in the Prospectus Supplement for the notes.

Your return on the notes will be reduced by the basket adjustment amount which will be calculated based on a 1.50% per annum investor fee and the basket closing level, which is calculated by the calculation agent based on the weighted sum of (1) the closing price of one share of each basket fund and (2) any distribution made with respect to any basket fund. The basket adjustment amount will reduce the size of any distribution payments and enable us to profit from the notes. You may receive a quarterly distribution on the notes if the weighted sum of the distributions on the CEFs underlying the basket exceeds the basket adjustment amount and any shortfall for such period. You may elect to redeem your notes in whole or in part on any weekly redemption date, but only if you elect to redeem a minimum of 50,000 notes and follow the procedures set forth elsewhere in this free writing prospectus.

Issuer:	The Goldman Sachs Group, Inc.	You could lose all or a substantial portion of your investment in the notes. If the basket closing level on the determination date or the applicable weekly redemption valuation date (subject to adjustments as described elsewhere in the Prospectus Supplement for the notes), as the case may be, declines from the initial basket level of 100, the amount in cash, if any, you will receive on the stated maturity date or the applicable redemption date, respectively, will be reduced by the same percentage decrease. Moreover, all payments of a distribution amount and certain payments at redemption will be reduced by the applicable basket adjustment amount, which will include any basket adjustment amount shortfall from the previous distribution period, and any payment at maturity and certain payments at redemption will be reduced by any basket adjustment amount shortfall for the applicable distribution period. In addition, because the basket adjustment amount will be calculated based on, among other factors, the performance of the
Maturity Date:	April 21, 2011
Daily Basket Adjustment Amount:	Calculated based on a 1.50% investor fee per annum and the basket closing level on that day. The daily basket adjustment amount will reduce the size of any distribution payments and enable us to profit from the notes. For more details on how the daily basket adjustment amount is determined, please see the section entitled “Will the Notes Make Any Distribution Payments?”
Distribution Payments:	A variable amount, if any, payable quarterly and reduced by the daily basket adjustment amount, including any basket adjustment amount shortfall
Underlying Basket:	Weighted basket of 26 closed end funds (Bloomberg ticker: GSCBECEF <Index>)
Calculation Agent:	Goldman Sachs International
Redemption Feature:	Redeemable on a weekly basis at the option of the holder, subject to a minimum redemption of 50,000 notes. For more details on redemption, please see the Prospectus Supplement
CUSIP:	38145E196

basket for the relevant day, higher basket closing levels on any given day will result in a higher basket adjustment amount on such day, which will lower and perhaps preclude any distribution payment on your notes.

Your investment in the notes involves a number of risks. We encourage you to read “Additional Risk Factors Specific to Your Notes” in the Prospectus Supplement for the notes so that you may better understand those risks.

The notes are not protected against loss of principal and may lose value over time. Please see the Prospectus Supplement for a full description of risk factors relating to the notes. Past performance is not indicative of future results.

WHY INVEST IN THE NOTES?

The notes provide an easy way for investors to gain exposure to a weighted basket of 26 CEFs. The basket was created on April 7, 2008, and is composed of CEFs that primarily invest in high yield bonds.

Investors typically choose to invest directly in high yield bond CEFs if they seek current income, because such CEFs often make periodic distributions. Investors who seek diversification and a longer term investment strategy may also choose CEFs because CEFs typically have a stable asset base and may trade at a discount to their NAV, which may give investors in the secondary market the opportunity to enhance their overall investment return. In addition, shares of CEFs are not redeemable, which permits them to invest all of their available capital and to invest in less liquid investments. Further, because they do not market and distribute shares on a continuous basis, CEFs often have lower operating costs.

For more details, please refer to amendment no. 1 to prospectus supplement no. 733, dated July 15, 2008, to the prospectus supplement, dated December 5, 2006, and the prospectus, dated December 5, 2006 (the “Prospectus Supplement”).

WHAT IS A CLOSED END FUND?

CEFs are collective investment vehicles with a fixed number of shares that invest in equity or income-producing securities. There are currently over 600 CEFs listed on securities exchanges in the United States, the majority of which are actively managed by an investment adviser. In the United States, CEFs are regarded as investment companies by the Securities and Exchange Commission (the “SEC”) and are subject to regulation under the Investment Company Act of 1940, as amended (the “1940 Act”).

CEFs generally focus their investments on certain types of securities, sectors or strategies, which is articulated in a fund’s investment objective. A fund’s investment objective, which may be changed only with approval of shareholders, could range from high current income, tax-advantaged income, capital growth or a balanced strategy of growth plus current income. The stated investment objective is supplemented by investment policies and restrictions, some of which may be changed only with approval of shareholders,

When they launch, CEFs sell a fixed number of shares in an initial public offering, and their shares are usually listed on a national stock exchange. A CEF may be a corporation that issues common stock, or it may be a trust that issues units of beneficial interest, but from an investor’s perspective there is little practical difference. The 1940 Act effectively prohibits a CEF from issuing new shares when its shares are trading at a discount to NAV, except in a rights offering to all shareholders or upon the reinvestment of distributions. Typically an investor can acquire shares in a CEF after the initial offering only by buying shares on a secondary market from a broker, market maker or other investor.

The price of a share of a CEF is determined by the price at which investors are willing to buy and sell shares in the market. The intrinsic value of a CEF’s share, or its NAV, is only one factor that contributes to the market price. The NAV is the total value of all of the securities and other assets of the CEF, less all its liabilities, divided by the number of shares outstanding. Supply and demand factors may cause the share price of a CEF to deviate from its NAV. When a CEF’s share price is higher than the NAV, it is said to be selling at a “premium”. When it is lower, it is said to be selling at a “discount” to the NAV.

CEFs often use leverage to enhance their returns, i.e., they borrow cash or sell preferred stock, and invest the proceeds. A CEF’s use of leverage will increase the rate at which the NAV of its common stock increases or decreases with market movements. CEFs also employ various risk-mitigating strategies with the aim to reduce or offset any potential investment losses.

The notes are not protected against loss of principal and may lose value over time. Please see the Prospectus Supplement for a full description of risk factors relating to the notes. Past performance is not indicative of future results.

TYPES OF FUNDS CURRENTLY REPRESENTED IN THE BASKET

The following pie chart represents a snapshot of the types of basket funds comprising the Basket as of August 13, 2008.

CAN THE COMPOSITION OF THE BASKET AND THE WEIGHTINGS OF THE BASKET FUNDS CHANGE OVER TIME?

The note underlier is a static basket of 26 CEFs. The composition of the Basket and the weighting multipliers of the basket funds will not change over time, unless one or more of the basket funds is de-listed, terminated, merged with another basket fund or otherwise modified as described in the Prospectus Supplement. However, the weighting of each basket component as a percentage of the total basket will change over time as the market price of these components changes.

AN INVESTMENT IN THE NOTES IS DIFFERENT FROM AN INVESTMENT IN A CLOSED END FUND

An investor in the notes is purchasing a debt instrument from The Goldman Sachs Group, Inc., where the return is linked to both the future price performance and distributions made by the CEFs underlying the Basket and the creditworthiness of the issuer. As an investor in the notes, you will not own or have any rights to the CEFs underlying the Basket.

HOW WILL THE RETURN ON THE NOTES BE CALCULATED?

Upon maturity or redemption, you will be paid an amount based upon the performance of the Basket from the original trade date through the redemption or maturity date, as applicable.

The amount in cash that you will be paid on each of your notes that have not been redeemed, if any, at maturity will be the “cash settlement amount”, which will be calculated on the determination date (April 7, 2011, subject to adjustments as described in the

The notes are not protected against loss of principal and may lose value over time. Please see the Prospectus Supplement for a full description of risk factors relating to the notes. Past performance is not indicative of future results.

Prospectus Supplement). The cash settlement amount will be an amount in cash, if any, equal to the result of (1) the product of the $50 face amount times the result of (a) the “basket factor” on the determination date minus (b) the “reference distribution factor” for the last “distribution period” minus (2) the “basket adjustment amount shortfall”, if any, for the last distribution period. The cash settlement amount will never be less than zero.

We will determine the basket factor on the determination date by dividing the “final basket level” by the initial basket level of 100. The final basket level equals the basket closing level on the determination date, subject to adjustments as described in the Prospectus Supplement. The basket closing level is described under “How Is the Basket Closing Level Calculated?” below. The distribution period, the reference distribution factor and the basket adjustment amount shortfall are described under “Will the Notes Make Any Distribution Payments?” below.

WILL THE NOTES MAKE ANY DISTRIBUTION PAYMENTS?

You may receive quarterly distribution payments on your notes if the weighted average of the distributions on the CEFs underlying the Basket exceeds the basket adjustment amount and any shortfall for such period. To the extent the underlying basket funds pay periodic cash distribution payments, for each note you hold on the “regular record date”, you will be paid on each quarterly “distribution payment date” an amount in cash, if any, equal to:

—	the result of the “reference distribution amount” for the applicable distribution period minus the “basket adjustment amount” for the applicable distribution period, if and only if such result is a positive amount, OR

—	zero, if the result of the “reference distribution amount” for the applicable distribution period is equal to or less than the basket adjustment amount for the applicable distribution period

The reference distribution amount with respect to a distribution period will be an amount in cash, if any, equal to the product of the $50 face amount times the reference distribution factor for such distribution period. The reference distribution factor with respect to a distribution period will equal the quotient of the “accumulated distribution level” on the last day of such distribution period divided by the initial basket level. The accumulated distribution level is described under “How Is the Basket Closing Level Calculated?” below.

The basket adjustment amount with respect to a “basket adjustment period” will be an amount in cash, if any, equal to the sum of (1) the sum of the daily basket adjustment amounts on each calendar day included in such basket adjustment period plus (2) the basket adjustment amount shortfall, if any, for the distribution period immediately preceding such basket adjustment period. The daily basket adjustment amount on any given calendar day will be an amount in cash equal to the result of (1) the 1.5% investor fee times (2) the $50 face amount times (3) the basket factor for such calendar day (or, if such calendar day is not a trading day, the basket factor for the immediately preceding trading day) divided by (4) 365. The basket adjustment period for the purpose of calculating the basket adjustment amount for a distribution period will equal such distribution period. The basket adjustment amount will reduce the size of any distribution payments and enable us to profit from the notes.

If such result is a negative amount, a basket adjustment amount shortfall, which will equal the absolute value of such result, will be applicable to such distribution period. If a basket adjustment amount shortfall is applicable to a distribution period, you will not be paid any distribution payment with respect to such distribution period. Since a basket adjustment amount shortfall for a distribution period will be added to the basket adjustment amount for the next distribution period, any basket adjustment amount shortfall will continue to accumulate until (i) it is satisfied in full against subsequent reference distribution amount(s) or (ii) the determination date or the applicable “redemption valuation date” (when it will be subtracted from your payment at maturity or upon redemption), whichever is earlier.

The “distribution valuation dates” will be, if prior to the determination date, the last trading day of the month in March, June, September and December of each year and the determination date. We refer to the period from but excluding a distribution valuation date (or, with respect to the initial distribution period, the trade date for the original notes) to and including the immediately following distribution valuation date as a distribution period.

In order to receive the distribution amount with respect to a distribution period, you need to hold the notes on the regular record date for such distribution period, which will occur on the third business day following the last day of such distribution period (such last day being the distribution valuation date). The distribution payment date with respect to a distribution valuation date other than the last distribution valuation date will occur on the tenth business day following such distribution valuation date, while the distribution payment date with respect to the last distribution valuation date will occur on the stated maturity date.

The notes are not protected against the loss of principal. You could lose all or a substantial portion of your investment in the notes. If the basket closing level on the determination date or the applicable redemption valuation date (subject to adjustments as described elsewhere in the Prospectus Supplement), as the case may be, declines from the initial basket level, the amount in cash, if any, you will receive on the stated maturity date or the applicable redemption date, respectively, will be reduced by the same percentage decrease. Moreover, all payments of a distribution amount and certain payments at redemption will be reduced by the applicable basket adjustment amount, which will include any basket adjustment amount shortfall from the previous distribution period, and any payment at maturity and certain payments at redemption will be

The notes are not protected against loss of principal and may lose value over time. Please see the Prospectus Supplement for a full description of risk factors relating to the notes. Past performance is not indicative of future results.

reduced by any basket adjustment amount shortfall for the applicable distribution period. In addition, because the basket adjustment amount will be calculated based on, among other factors, the basket factor for the relevant day, higher basket closing levels on any given day will result in a higher basket adjustment amount on such day, which will lower and perhaps preclude any distribution payment on your notes.

HOW IS THE BASKET CLOSING LEVEL CALCULATED?

On any trading day, the basket closing level will equal the sum of:

(i)	the accumulated distribution level on such trading day, and
(ii)	the sum of the products, as calculated for each basket fund, of (a) the closing price of one share of each basket fund as reported by its respective primary securities exchange on such trading day multiplied by (b) the weighting multiplier for each such basket fund, subject to adjustments as described in the Prospectus Supplement.

The accumulated distribution level on any trading day is determined based on the weighted sum of aggregate cash value of distributions made with respect to the basket funds, effective on the applicable ex-dividend date, during the period from and including the first day of the applicable distribution period to such trading day. Therefore, the basket closing level on the first day of a distribution period (which will be the day immediately following a distribution valuation date except the initial distribution period), assuming such day is a trading day, will be lower than the basket closing level on the immediately preceding trading day (which will be a distribution valuation date), even if the closing prices of the basket funds remain the same, if the accumulated distribution level on such immediately preceding trading day was a positive amount. Such reduction in the basket closing level will be accompanied by the reference distribution amount, which has an effect of increasing the distribution amount, if any, on the applicable distribution payment date.

CAN I REDEEM MY NOTES?

You can elect to redeem your notes in whole or in part on any weekly “redemption date”, subject to certain conditions described in the Prospectus Supplement. Such conditions include (i) that you must deliver a notice of redemption, via e-mail, to us by no later than 11:00 a.m., New York City time, on the business day prior to the applicable redemption valuation date and (ii) that you must elect to redeem a minimum of 50,000 notes. The third business day following each “redemption valuation date” will be a redemption date. Each Thursday from and excluding April 21, 2008 to and including the final redemption valuation date (March 31, 2011) will be a redemption valuation date, subject to postponement as described in the Prospectus Supplement.

The amount we will pay you for each of the notes you elect to redeem, if any, will be the “early redemption amount”, which will be calculated on the applicable redemption valuation date as follows:

—	with respect to a redemption valuation date that does not fall on a distribution valuation date, an amount in cash, if any, equal to the result of (1) the product of the $50 face amount times the basket factor on such redemption valuation date minus (2) the basket adjustment amount for the basket adjustment period ending on such redemption valuation date; or

—	with respect to a redemption valuation date that falls on a distribution valuation date, an amount in cash, if any, equal to the result of (1) the product of the $50 face amount times the result of (a) the basket factor on such redemption valuation date minus (b) the reference distribution factor for the distribution period ending on such redemption valuation date minus (2) the basket adjustment amount shortfall, if any, for the distribution period ending on such redemption valuation date.

An early redemption amount will never be less than zero.

We will determine the basket factor on a redemption valuation date by dividing the “valuation basket level” by the initial basket level of 100. The valuation basket level with respect to a redemption valuation date equals the basket closing level on such redemption valuation date, subject to adjustments as described in the Prospectus Supplement.

The basket adjustment period for the purpose of calculating the basket adjustment amount for early redemption amount will equal the period from but excluding the immediately preceding distribution valuation date to and including the applicable redemption valuation date.

The notes are not protected against loss of principal and may lose value over time. Please see the Prospectus Supplement for a full description of risk factors relating to the notes. Past performance is not indicative of future results.

HYPOTHETICAL AND HISTORICAL PERFORMANCE OF THE BASKET

The following analysis shows the hypothetical and historical performance of the Basket over the period from January 3, 2006 to August 13, 2008, calculated based on (i) the hypothetical basket closing levels during the period from January 3, 2006 to April 6, 2008 and the hypothetical quarterly distribution amounts from January 3, 2006 until March 31, 2008, had the calculation agent been calculating the basket closing levels and distribution amounts during such period using (a) the actual weighting multipliers for each basket fund as provided in the Prospectus Supplement (as adjusted to account for changing basket weightings in order to reflect the availability of the basket funds during the hypothetical period) and (b) the historical price and distributions data of each basket fund, and (ii) the historical basket closing levels from April 7, 2008 to August 13, 2008 and the historical quarterly distribution amounts from March 31, 2008 to June 30, 2008. The Basket returns are hypothetical and do not represent note returns. The horizontal axis of the chart below represents the period between January 3, 2006 and August 13, 2008, and the vertical axis represents the hypothetical return on investment for the Basket and the S&P 500® Total Return Index beginning on January 3, 2006. Past performance is not indicative of future results.

THE RESULTS SHOWN IN THE TABLES BELOW ASSUME THAT NO CASH WAS ADDED TO OR WITHDRAWN FROM THE HYPOTHETICAL INVESTMENT IN THE BASKET AND THAT ALL DISTRIBUTIONS WERE REINVESTED ON A QUARTERLY BASIS. YOUR INVESTMENT IN THE NOTES WILL NOT INCLUDE THIS HYPOTHETICAL REINVESTMENT. THIS COMPARISON IS USED ONLY TO DEMONSTRATE THE POTENTIAL IMPACT OF DISTRIBUTIONS YOU MAY RECEIVE AS QUARTERLY DISTRIBUTION PAYMENTS, BUT WHICH WILL NOT BE REINVESTED AND MAY BE REDUCED BY THE APPLICABLE BASKET ADJUSTMENT AMOUNT. BECAUSE OF THIS DIFFERENCE IN METHODOLOGY, THE HYPOTHETICAL PERFORMANCE OF THE BASKET SHOWN BELOW FOR THE PERIOD AFTER APRIL 7, 2008 IS LIKELY TO DIFFER FROM THE ACTUAL PERFORMANCE OF THE BASKET CLOSING LEVELS CALCULATED BY THE CALCULATION AGENT FOR THE NOTES DURING THE SAME PERIOD.

Historical Performance of the CEF Basket with Hypothetical Distributions Reinvested Quarterly (Simulated) versus the S&P 500® Total Return Index

30%
25%
20%
15%
10%
5%
0%
-5%
-10%
Jan-06
Apr-06
Jul-06
Oct-06
Jan-07
Apr-07
Jul-07
Oct-07
Jan-08
Apr-08
Jul-08
Historical Performance (basket and index are rebased to 100 on 1/3/2006)
S&P 500® Total Return Index
CEF basket

Source: Bloomberg, Goldman Sachs

The notes are not protected against loss of principal and may lose value over time. Please see the Prospectus Supplement for a full description of risk factors relating to the notes. Past performance is not indicative of future results.

	CEF Basket (Hypothetical Distributions Reinvested Quarterly)†	S&P 500® Total Return Index
Annualized Return[1]	-2.55%	2.49%
Standard Deviation[2]	10.12%	15.69%
Sharpe Ratio	-0.72	-0.14

Source: Bloomberg, Goldman Sachs
Data Range: 1/3/2006 – 8/13/2008, using daily returns
Risk Free Rate Assumption (3 month USD LIBOR): 4.71%

[1]	Annualized Return: The return an investment generates each year on a compounded basis, over a specified time horizon.
[2]

Standard Deviation: The measure of an investment’s variability of returns in one year over a specified time horizon. In general, a higher number indicates a higher degree of risk and a lower number indicates a lower degree of risk.

As shown in the table above, a higher Sharpe Ratio (a value used to measure the excess return per unit of risk for an investment) indicates that an investment has historically offered higher returns per unit of risk relative to other potential investments during the same time period.

†The basket returns are hypothetical and do not represent note returns. They reflect the investment returns that a hypothetical investment in the Basket might have achieved. The basket was created on April 7, 2008, but hypothetical data can be derived going back to January 3, 2006. Because some of the basket funds have not been publicly traded throughout the hypothetical period, the hypothetical basket closing levels were calculated without the historical price and distributions data of each basket fund that was not publicly traded on a given day. The results in the table above assume that no cash was added to or withdrawn from the hypothetical investment and that all distributions were reinvested on a quarterly basis. Your investment will not include this hypothetical reinvestment. While any distribution at maturity or redemption, and any distribution payment, will be reduced by a basket adjustment amount, the Basket does not charge management fees or brokerage expenses, and no such fees or expenses were deducted from the hypothetical performance shown. The results actual investors might achieve will vary from the displayed hypothetical returns.

No one can predict what the basket closing level will be on any day. We have assumed that the Basket would have been highly volatile — meaning that the basket closing level would have changed substantially in relatively short periods in the past if the basket closing level were calculated during the applicable period —, and its performance can not be predicted for any future period. For these reasons, the actual performance of the Basket over any time period may bear little relation to the simulated historical data above. In particular, there can be no assurance that the Basket will outperform the S&P 500® Total Return Index or any other financial measure at any given day or over any given period. Before investing in the notes, you should consult publicly available information to determine the basket closing levels.

SIMULATED IMPACT OF A BASKET ADJUSTMENT AMOUNT SHORTFALL ON QUARTERLY DISTRIBUTION PAYMENTS

Any quarterly distribution payment, which will be based on dividends and distributions paid by the basket funds, on your notes will be reduced by the applicable basket adjustment amount for the given quarter. If a basket adjustment amount shortfall occurs as of any distribution valuation date, you will not receive any distribution payment on the corresponding distribution payment date and the shortfall will be carried forward to the next distribution valuation date.

The following table demonstrates the effect that a basket adjustment amount shortfall could have on the quarterly distribution payments that you may receive. The numbers in the first two columns represent the time elapsed from the original trade date, by year and by quarter. The numbers in the third column represent hypothetical basket closing levels, as percentage of the initial basket level. The amounts in the fourth column represent the reference distribution amounts per quarter for each $50 face amount of your notes and the amounts in the fifth column represent the basket adjustment amounts per quarter for each $50 face amount of your notes. The sixth column shows the distribution amount you would receive, per $50 face amount of your notes, per quarter and is calculated by subtracting the basket adjustment amount for the quarter in the fourth column from the reference distribution amount for the quarter in the third column. The distribution payments are also reduced by any applicable basket adjustment amount shortfall. The rightmost column represents the basket adjustment amount shortfall that would result, and be carried forward to the next distribution valuation date, if the basket adjustment amount exceeded the reference distribution amount for any quarter.

The notes are not protected against loss of principal and may lose value over time. Please see the Prospectus Supplement for a full description of risk factors relating to the notes. Past performance is not indicative of future results.

Year	Quarter End	Hypothetical Basket Closing Level as Percentage of Initial Basket Level	Reference Distribution Amount	Basket Adjustment Amount	Distribution Amount	Basket Adjustment Amount Shortfall
0	0	n/a	n/a	n/a	n/a	n/a
1	1	104%	0.95	0.195	$0.76	$0.00
	2	112%	1.50	0.210	$1.29	$0.00
	3	108%	1.05	0.203	$0.85	$0.00
	4	110%	0.80	0.206	$0.59	$0.00
2	5	112%	4.00	0.210	$3.79	$0.00
	6	116%	3.64	0.218	$3.42	$0.00
	7	113%	0.10	0.212	$0.00	$0.11
	8	120%	1.80	0.225	$1.46	$0.00
3	9	136%	2.00	0.255	$1.75	$0.00
	10	128%	0.04	0.240	$0.00	$0.20
	11	124%	0.06	0.233	$0.00	$0.37
	12	144%	2.20	0.270	$1.56	$0.00

As shown in the table above, any payment of a distribution amount will depend on whether, for any given quarter, the reference distribution amount for that quarter exceeds the basket adjustment amount for that quarter plus any applicable basket adjustment amount shortfall. In the first section of the table above, the reference distribution amount exceeds the basket adjustment amount each quarter and no basket adjustment amount shortfall occurs. As a result, each quarter, a payment of distribution amount would be made in cash in an amount equal to the difference between the reference distribution amount minus the basket adjustment amount. As shown in the table above, a basket adjustment amount shortfall occurs in the 7th quarter. As a result, no distribution payment would be made that quarter and any distribution payment made in the next quarter would be reduced by the basket adjustment amount shortfall. During the third year of this example, a basket adjustment amount shortfall occurs in two consecutive quarters, during which no distribution amounts would be paid. Each basket adjustment amount shortfall would be carried forward to the next quarter until it is satisfied. The distribution amount in the 12th quarter would therefore be reduced by the accumulated basket adjustment amount shortfall.

BASKET CONSTITUENT WEIGHTINGS ON THE ORIGINAL TRADE DATE & SIMULATED HISTORICAL DISTRIBUTIONS OF THE BASKET†

The following table shows the weightings of the basket funds constituting the Basket as of April 7, 2008 and as of August 13, 2008, and the chart following the table shows the hypothetical and historical distributions that investors might have received if they invested in the basket funds with identical weightings to the Basket.

Fund	Exchange	Ticker	Weighting Percentage as of April 7, 2008	Weighting Percentage as of August 13, 2008*	Weighting Multiplier
Evergreen Income Advantage	AMEX	EAD Equity	5.00%	4.99%	0.45249
Western Asset High Income II	NYSE	HIX Equity	5.00%	5.12%	0.52083
BlackRock Limited Duration Income	NYSE	BLW Equity	5.00%	5.19%	0.32744
Western Asset High Income Opportunity	NYSE	HIO Equity	5.00%	4.94%	0.85034
BlackRock Corporate High Yield VI	NYSE	HYT Equity	5.00%	4.93%	0.43821
BlackRock Corporate High Yield V	NYSE	HYV Equity	5.00%	4.92%	0.43860
Dreyfus High Yield Strategies	NYSE	DHF Equity	5.00%	5.02%	1.37363
Western Asset Global High Income	NYSE	EHI Equity	5.00%	5.07%	0.43745
BlackRock Senior High Income	NYSE	ARK Equity	4.62%	4.20%	0.89535
Western Asset Managed High Income	NYSE	MHY Equity	5.00%	5.10%	0.86207
BlackRock Corporate High Yield III	NYSE	CYE Equity	5.00%	4.81%	0.72359
Lehman Brothers First Trust Income Opp	NYSE	LBC Equity	5.00%	4.87%	0.42662
First Trust Strategic High Income II	NYSE	FHY Equity	3.08%	2.44%	0.24006
BlackRock Corporate High Yield	NYSE	COY Equity	5.00%	4.79%	0.70423

The notes are not protected against loss of principal and may lose value over time. Please see the Prospectus Supplement for a full description of risk factors relating to the notes. Past performance is not indicative of future results.

Fund	Exchange	Ticker	Weighting Percentage as of April 7, 2008	Weighting Percentage as of August 13, 2008*	Weighting Multiplier
First Trust Strategic High Income	NYSE	FHI Equity	1.15%	0.88%	0.09948
Managed High Yield Plus	NYSE	HYF Equity	4.23%	4.33%	1.24412
Neuberger Income Opportunity	AMEX	NOX Equity	5.00%	4.67%	0.46425
Pacholder High Yield	AMEX	PHF Equity	0.38%	0.42%	0.04828
Credit Suisse High Yield Bond	AMEX	DHY Equity	1.92%	1.91%	0.58896
Credit Suisse Income	AMEX	CIK Equity	3.85%	3.78%	1.10632
DWS High Income	NYSE	KHI Equity	2.31%	2.31%	0.48734
Van Kampen High Income II	NYSE	VLT Equity	0.77%	0.73%	0.21690
New America High-Income	NYSE	HYB Equity	5.00%	5.16%	3.12500
BlackRock High-Income	NYSE	HIS Equity	2.69%	2.67%	1.28095
Eaton Vance Credit Opportunities	NYSE	EOE Equity	1.54%	1.57%	0.11008
Highland Credit Strategies	NYSE	HCF Equity	3.46%**	3.61%	0.27460

* The sum of the weighting percentages of the basket funds and accumulated distributions of 1.59% equal 100%.

** Prospect Street High Income was a constituent fund of the basket until July 21, 2008, when it merged into Highland Credit Strategies, at which point Highland Credit Strategies, which now trades under the Bloomberg ticker HCF <equity>, became a constituent fund of the basket. The weighted percentage as of April 7, 2008 was, therefore, the weighting percentage that applied to Prospect Street High Income at that time.

Source: Goldman Sachs

† Any distributions paid by the underlying basket funds will be reflected in the basket closing levels and, to the extent they exceed the applicable basket adjustment amount, paid quarterly as distribution payments on the notes. After such distribution payments, the basket closing level will decline to the extent of the distribution payments. For more details, please see the section entitled “How Is the Basket Closing Level Calculated?”

The charts and table above are provided for purposes of information only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the simulated historical Basket data over a past period. The simulated historical data for the Basket are based on observable historical market factors, but are not reflective of true past results (other than the data for second quarter of 2008, which includes the actual distribution data beginning with April 7, 2008) because the Basket was created on April 7, 2008.

The notes are not protected against loss of principal and may lose value over time. Please see the Prospectus Supplement for a full description of risk factors relating to the notes. Past performance is not indicative of future results.

WHERE CAN YOU OBTAIN ADDITIONAL INFORMATION?

You should read this document together with the Prospectus Supplement. You should carefully consider, among other things, the matters set forth under “Additional Risk Factors Specific to Your Notes” in the Prospectus Supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes. You may access the Prospectus Supplement on the SEC’s website as follows:

✓	Amendment no. 1 to Prospectus Supplement no. 733 dated July 15, 2008

http://www.sec.gov/Archives/edgar/data/886982/000119312508152912/d424b2.htm

✓	Prospectus Supplement dated December 5, 2006:

http://www.sec.gov/Archives/edgar/data/886982/000095012306014855/y26571e424b2.htm

✓	Prospectus dated December 5, 2006:

http://www.sec.gov/Archives/edgar/data/886982/000095012306014854/y26568e424b2.htm

TAX TREATMENT OF THE NOTES

The U.S. federal income tax consequences of an investment in your notes are uncertain, both as to the timing and character of any inclusion in income in respect of your notes.

Pursuant to the terms of the offered notes, The Goldman Sachs Group, Inc. and you agree (in the absence of an administrative or judicial ruling to the contrary) to characterize your notes for all purposes as an income bearing pre-paid forward contract with respect to the Basket. Subject to the discussion in the second following paragraph, if your notes are so treated, you should generally recognize capital gain or loss upon the sale, redemption or maturity of your notes in an amount equal to the difference between the amount you receive upon the sale or redemption of your notes or on the stated maturity date and the amount you paid for your notes. Such gain or loss generally would be long-term capital gain or loss if you held your notes for more than one year.

The terms of your notes also require that you include the distribution payments on the notes in ordinary income in accordance with your regular method of accounting. You will be required to treat the distribution payments in such a manner despite the fact that (i) a portion of the distribution payments will be attributable to dividend payments on the underlying CEFs that comprise the Basket that will constitute “qualified dividend income” or long-term capital gain dividends that are subject to tax at the tax rates applicable to long-term capital gains and (ii) there may be other possible treatments of the distribution payments that would be more advantageous to holders of notes.

Even if your notes are treated as an income-bearing pre-paid forward contract as described above, it is likely, although the matter is not free from doubt, that the constructive ownership rules of Section 1260 of the Code could require you to treat all or a portion of the gain that you recognize upon the sale, redemption or maturity of your notes as ordinary income in which respect an interest charge would be imposed. As discussed in the Prospectus Supplement, if you are an initial purchaser of the notes, it is unlikely that Section 1260 of the Code would have any adverse consequences to you, assuming, for this purpose, that there is no rebalancing or changes to the components of the Basket. Because the application of the constructive ownership rules is unclear, however, you are strongly urged to consult your tax adviser with respect to the possible application of the constructive ownership rules to your investment in the notes.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your notes in the manner described above. This opinion assumes that the description of the terms of the notes in this free writing prospectus is materially correct.

In addition, on December 7, 2007, the Internal Revenue Service released a notice stating that the Internal Revenue Service and the Treasury Department are actively considering the proper Federal income tax treatment of an instrument such as your notes including whether the holders should be required to accrue ordinary income on a current basis and whether gain or loss should be ordinary or capital, and they are seeking comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Internal Revenue Code might be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations. Except to the extent otherwise provided by law, The Goldman Sachs Group, Inc. intends to treat the notes for U.S. federal income tax purposes in accordance with the treatment set forth in this section unless and until such time as the Treasury Department and Internal Revenue Service issue guidance providing that some other treatment is more appropriate.

The notes are not protected against loss of principal and may lose value over time. Please see the Prospectus Supplement for a full description of risk factors relating to the notes. Past performance is not indicative of future results.

Investors are urged to review carefully the section entitled “Supplemental Discussion of Federal Income Tax Consequences” in the Prospectus Supplement for a detailed discussion of the tax treatment of the notes, including alternative tax treatments.

ERISA

This section is only relevant to you if you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh Plan) proposing to invest in the offered notes.

The U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the U.S. Internal Revenue Code of 1986, as amended (the “Code”), prohibit certain transactions (“prohibited transactions”) involving the assets of an employee benefit plan that is subject to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (including individual retirement accounts, Keogh plans and other plans described in Section 4975(e)(1) of the Code) (a “Plan”) and certain persons who are “parties in interest” (within the meaning of ERISA) or “disqualified persons” (within the meaning of the Code) with respect to the Plan; governmental plans may be subject to similar prohibitions unless an exemption applies to the transaction. The assets of a Plan may include assets held in the general account of an insurance company that are deemed “plan assets” under ERISA or assets of certain investments vehicles in which the Plan invests. Each of The Goldman Sachs Group, Inc. and certain of its affiliates may be considered a “party in interest” or a “disqualified person” with respect to many Plans, and, accordingly, prohibited transactions may arise if the offered notes are acquired by or on behalf of a Plan unless those notes are acquired and held pursuant to an available exemption. In general, available exemptions are: transactions effected on behalf of that Plan by a “qualified professional asset manager” (prohibited transaction exemption 84-14) or an “in-house asset manager” (prohibited transaction exemption 96-23), transactions involving insurance company general accounts (prohibited transaction exemption 95-60), transactions involving insurance company pooled separate accounts (prohibited transaction exemption 90 1), transactions involving bank collective investment funds (prohibited transaction exemption 91-38) and transactions with service providers under an exemption in Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code where the Plan receives no less and pays no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code). The person making the decision on behalf of a plan or a governmental plan shall be deemed, on behalf of itself and the Plan, by purchasing and holding the offered notes, or exercising any rights related thereto, to represent that (a) the Plan will receive no less and pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code) in connection with the purchase and holding of the offered notes, (b) none of the purchase, holding or disposition of the offered notes or the exercise of any rights related to the offered notes will result in a non-exempt prohibited transaction under ERISA or the Code (or, with respect to a governmental plan, under any similar applicable law or regulation), and (c) neither The Goldman Sachs Group, Inc. nor any of its affiliates is a “fiduciary” (within the meaning of Section 3(21) of ERISA or, with respect to a governmental plan, under any similar applicable law or regulation) with respect to the purchaser or holder in connection with such person’s acquisition, disposition or holding of the offered notes, or as a result of any exercise by The Goldman Sachs Group, Inc. or any of its affiliates of any rights in connection with the offered notes, and no advice provided by The Goldman Sachs Group, Inc. or any of its affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser or holder in connection with the offered notes and the transactions contemplated with respect to the offered notes.

WHAT ARE THE MAIN RISKS ASSOCIATED WITH THE NOTES?

An investment in the notes is subject to the risks described below, as well as the risks described under the section entitled “What Are the Main Risks Associated with Closed End Funds?” For a complete set of risk factors, we urge you to read the full Prospectus Supplement.

The Principal of Your Notes Is Not Protected

The amount you will be paid on your notes at the stated maturity date or on any redemption date, as the case may be, will depend on the final basket level on the determination date or the valuation basket level on the relevant redemption valuation date, respectively. In addition, the amount you receive upon redemption will be reduced by the basket adjustment amount for the basket adjustment period ending on the relevant redemption valuation date, and the amount you receive at maturity or upon redemption may be reduced by any basket adjustment amount shortfall for the applicable distribution period. Therefore, if the final basket level or any valuation basket level, as applicable, is not sufficiently greater on the determination date or the applicable redemption valuation date, respectively, than the initial basket level, then you will be paid less than the face amount of your notes. Depending on the basket closing level on the relevant date, you could lose a substantial portion and perhaps all of your investment.

Also, the market price of your notes prior to the stated maturity date or the applicable redemption date, as the case may be, may be significantly lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the stated maturity date or the applicable redemption date, as the case may be, you may receive far less than your investment in the offered notes.

The notes are not protected against loss of principal and may lose value over time. Please see the Prospectus Supplement for a full description of risk factors relating to the notes. Past performance is not indicative of future results.

Even If the Final Basket Level or Any Valuation Basket Level Exceeds the Initial Basket Level, You May Receive Less than the Face Amount of Your Notes

Because the applicable basket adjustment amount, including any accumulated basket adjustment amount shortfall, reduces any payment you may receive upon redemption, and any basket adjustment amount shortfall may reduce any payment you may receive at maturity, the final basket level or any valuation basket level must exceed the initial basket level significantly in order for you to receive at least the face amount of your notes at maturity or upon redemption. If the final basket level or any valuation basket level does not increase sufficiently to offset the applicable basket adjustment amount or basket adjustment amount shortfall, as the case may be, you will receive less than the face amount of your notes at maturity or upon redemption.

Concentration Risks Associated with the Basket May Adversely Affect the Market Price of the Notes

Because the Basket tracks the performance of a portfolio of CEFs, it is less diversified than other investment portfolios that invest in a broader range of products and, therefore, could experience greater volatility. Additionally, the basket funds may be concentrated in a limited number of sectors or follow a limited number of strategies. An investment in the notes may therefore carry risks similar to a concentrated securities investment in a limited number of industries, sectors or strategies. See “The Basket Funds — Risks Associated with Closed End Funds” in the Prospectus Supplement for a discussion of certain risks associated with investments in CEFs generally.

Except that the Basket Adjustment Amount on Your Notes Accumulates on a Daily Basis for Each Distribution Period, the Amount Payable on Your Notes Is Not Linked to the Basket Closing Level at Any Time Other than the Determination Date or the Applicable Redemption Valuation Date

The final basket level and any valuation basket level will be based on the basket closing level on the determination date or the applicable redemption valuation date, respectively (subject to adjustments in case of market disruption or non-trading days). Therefore, if the basket closing level dropped precipitously on the determination date or a redemption valuation date, the amount payable on your notes at maturity or upon redemption may be significantly less than it would have been had such amount been linked to the basket closing level prior to such drop in the basket closing level. Although the actual basket closing level on the stated maturity date, at any redemption date or at other times during the life of your notes may be higher than the final basket level or the valuation basket level, as applicable, you will not benefit from the basket closing level at any time other than on the determination date or the applicable redemption valuation date, respectively, without regard to any distribution payments. However, since the basket adjustment amount will be calculated and accumulated for each distribution period, the daily fluctuation of the basket closing level on days prior to the stated maturity date or redemption date, as the case may be, will affect the amount payable on your notes on such limited basis.

The Basket Closing Level Will Drop by the Accumulated Distribution Level on a Quarterly Basis

The accumulated distribution level on any trading day is determined based on the weighted sum of aggregate cash value of distributions made with respect to the basket funds, effective on the applicable ex-dividend date, during the period from and including the first day of the applicable distribution period to such trading day. Therefore, the basket closing level on the first day of a distribution period (which will be a day immediately following a distribution valuation date for any distribution period except the initial distribution period), assuming such day is a trading day, will be lower than the basket closing level on the immediately preceding trading day (which will be a distribution valuation date) even if the closing prices of the basket funds remain the same, if the accumulated distribution level on such immediately preceding trading day was a positive amount. If you choose to redeem your notes immediately following a distribution valuation date, the basket closing level on the applicable redemption valuation date may be lower than it was immediately before such date.

There May Be No Distribution Payment on Your Notes

You will receive a quarterly distribution payment on your notes only if, on the relevant distribution valuation date, the reference distribution amount exceeds the applicable basket adjustment amount. If any basket adjustment amount shortfall occurs as of a distribution valuation date, you will not receive a distribution payment on the corresponding distribution payment date and any basket adjustment amount shortfall will be added to the basket adjustment amount applicable to the next distribution valuation date.

Even if the amount payable on your notes on any distribution payment dates and at maturity or upon redemption, as the case may be, exceeds the face amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate. Because the basket adjustment amount will be calculated based on, among other factors, the basket factor for the relevant day, higher basket closing levels on any given day will result in a higher basket adjustment amount on such day, which will lower and perhaps preclude any distribution payment on your notes.

You must hold your notes on the regular record date in order to receive any distribution payment on the corresponding distribution payment date.

The notes are not protected against loss of principal and may lose value over time. Please see the Prospectus Supplement for a full description of risk factors relating to the notes. Past performance is not indicative of future results.

The Lower Performance of One or More Basket Funds May Offset a Higher Performance in the Other Basket Funds

The Basket is composed of 26 CEFs which are not equally weighted. Declines in the share price of, or the cash value of distributions made with respect to, one or more basket funds may offset the increases in price or value of other basket funds. As a result, the return on the Basket, and thus on your notes, may be reduced or eliminated, which will have the effect of reducing the amount payable in respect of your notes on any distribution payment date and at maturity or upon redemption.

The Market Value of Your Notes May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways

When we refer to the market value of your notes, we mean the value that you could receive for your notes if you chose to sell it in the open market before the stated maturity date. A number of factors, many of which are beyond our control, will influence the market value of your notes, including:

•	the basket closing level;

•	the volatility – i.e., the frequency and magnitude of changes in the basket closing level;

•

economic, financial, regulatory and political, military or other events that affect CEFs generally and the market segments of which the basket funds are a part, and which may affect the basket closing level;

•	interest rate and yield rates in the market;

•	the time remaining until your notes mature; and

•	our creditworthiness.

These factors will influence the price you will receive if you sell your notes before maturity. If you sell your notes before maturity, you may receive less than the face amount of your notes.

You cannot predict the future performance of any basket fund based on its historical performance. The actual performance of the Basket over the life of the offered notes, as well as the amount payable on the stated maturity date, may bear little or no relation to the historical levels of any of the basket funds or to the hypothetical return examples shown elsewhere in the Prospectus Supplement.

If the Basket Closing Level Changes, the Market Value of Your Notes May Not Change in the Same Manner

Your notes may trade quite differently from the performance of the Basket. Changes in the basket closing level may not result in a comparable change in the market value of your notes. Even if the basket closing level increases above the initial basket level during the life of the offered notes, the market value of your notes may not increase by the same amount. We discuss some of the reasons for this disparity under “— The Market Value of Your Notes May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways” above.

Trading and Other Transactions by Goldman, Sachs & Co. or its Affiliates in Instruments Linked to the Basket or Basket Funds May Impair the Value of Your Notes

As we describe under “Use of Proceeds and Hedging” in the Prospectus Supplement, we, through Goldman, Sachs & Co. or one or more of our other affiliates, have hedged our obligations under the offered notes by purchasing the basket funds or futures and other instruments linked to the Basket or basket funds. We also expect to adjust the hedge by, among other things, purchasing or selling any of the foregoing, and perhaps other instruments linked to the Basket or the basket funds at any time and from time to time, and to unwind the hedge by selling any of the foregoing, on or before the determination date for your notes. We may also enter into, adjust and unwind hedging transactions relating to other basket-linked notes whose returns are linked to changes in the basket closing level or one or more of the basket funds. Any of these hedging activities may adversely affect the basket closing level — by affecting the price of the basket funds — and, therefore, the market value of your notes and the amount we will pay, if any, for each of your notes at maturity or upon redemption. It is possible that we, through our affiliates, could receive substantial returns with respect to our hedging activities while the market value of your notes or the amount you will receive for each of your notes at maturity or upon redemption may decline. See “Use of Proceeds and Hedging” in the Prospectus Supplement for a further discussion of transactions in which we or one or more of our affiliates may engage.

Goldman, Sachs & Co. and our other affiliates may also engage in trading in one or more of the basket funds or instruments whose returns are linked to the Basket or basket funds for their proprietary accounts, for other accounts under their management or to facilitate transactions, including block transactions, on behalf of customers. Any of these activities of Goldman, Sachs & Co. or our other affiliates could adversely affect the basket closing level — by affecting the price of the basket funds — and, therefore, the market value of your notes and the amount we will pay, if any, for each of your notes at maturity or upon redemption. We may also issue, and Goldman, Sachs & Co. and our other affiliates may also issue or underwrite, other securities or financial or derivative instruments with returns linked to changes in the basket closing level or one or more of the basket funds. By introducing competing products into the

The notes are not protected against loss of principal and may lose value over time. Please see the Prospectus Supplement for a full description of risk factors relating to the notes. Past performance is not indicative of future results.

marketplace in this manner, we or our affiliates could adversely affect the market value of your notes and the amount we will pay for each of your notes at maturity.

There Are Restrictions on the Minimum Number of Notes You May Redeem and on the Dates on Which You May Redeem Them

You must redeem at least 50,000 notes at one time in order to exercise your right to redeem your notes on any redemption date. You may only redeem your notes on a redemption date if we receive a notice of redemption by e-mail from you by no later than 11:00 a.m., New York City time, on the business day prior to the applicable redemption valuation date and if we subsequently respond by a confirmation of redemption. If we do not receive your notice of redemption by 11:00 a.m., New York City time, on the business day prior to the applicable redemption valuation date or fail to confirm the redemption for any reason, your notes will not be deemed properly designated for redemption and we will not redeem your notes on the applicable redemption date. Your notice of redemption will not be effective until we confirm receipt. See “Specific Terms of Your Notes – Redemption Right” in the Prospectus Supplement for more information.

You Have No Rights with Respect to the Basket Funds or Rights to Receive Shares in Any Basket Funds

Investing in your notes will not make you a holder of any of the basket funds. Neither you nor any other holder or owner of your notes will have any rights with respect to any basket fund. Any amounts payable on your notes will be made in cash, and you will have no right to receive delivery of shares of any basket fund.

Our Business Activities May Create Conflicts of Interest Between Your Interest in Your Notes and Us

As we have noted above, Goldman, Sachs & Co. and our other affiliates may have engaged or expect to engage in trading activities related to the Basket and the basket funds that are not for your account or on your behalf. These trading activities may present a conflict between your interest in your notes and the interests Goldman, Sachs & Co. and our other affiliates will have in their proprietary accounts, in facilitating transactions, including block trades, for their customers and in accounts under their management. These trading activities, if they influence the basket closing level or any other factor that may affect the amount that may be paid on the stated maturity date or any redemption date, as applicable, could be adverse to your interests as a beneficial owner of your notes.

As Calculation Agent, Goldman Sachs International Will Have the Authority to Make Determinations that Could Affect the Value of Your Notes and the Amount You May Receive On the Stated Maturity Date or Any Redemption Date, As Applicable

As calculation agent for your notes, Goldman Sachs International will have discretion in making various determinations that affect your notes, including determining the final basket level on the determination date or the applicable basket closing level on any given redemption valuation date, as the case may be, which we will use to determine the amount we may pay on the stated maturity date or the applicable redemption date, respectively, and determining whether to postpone the determination date and the stated maturity date or the applicable redemption valuation date, as applicable, because of a market disruption event or non-trading days. The exercise of this discretion by Goldman Sachs International could adversely affect the value of your notes and may present Goldman Sachs International with a conflict of interest of the kind described under “— Our Business Activities May Create Conflicts of Interest Between Your Interest in Your Notes and Us” above. We may change the calculation agent at any time without notice and Goldman Sachs International may resign as calculation agent at any time upon 60 days’ written notice to The Goldman Sachs Group, Inc.

Changes That Affect the Basket Funds Could Affect the Amount Payable on Your Notes and Their Market Value

Certain changes affecting the basket funds, such as de-listing, termination, merger or other modification of any basket funds, could affect the market price of shares of such basket fund and, therefore, the amount payable on your notes on any distribution payment date and the stated maturity date or any redemption date, as applicable, and the market value of your notes during the life of your notes. If events such as these occur, or if the cash value of distribution(s) made with respect to any basket fund on any day or the closing price of shares of any basket fund on the last possible determination date or redemption valuation date, as applicable, is not available because of a market disruption event or for any other reason, the Calculation Agent — which initially will be Goldman Sachs International, our affiliate — may determine the cash value of distribution(s) made with respect to such basket fund on the relevant day or the closing price of one share of such basket fund on such last possible determination date or redemption valuation date, as applicable, and thus the amount payable on the applicable distribution payment date, the stated maturity date or the applicable redemption date — in a manner it considers appropriate, in its sole discretion. We describe the discretion that the calculation agent will have in determining the amount payable on your notes more fully under “Specific Terms of Your Notes — De-listing, Discontinuance or Modification of a Basket Fund” and “— Role of Calculation Agent” in the Prospectus Supplement.

Except to the Extent That Goldman, Sachs & Co. and One or More of Our Other Affiliates May Act as an Authorized Participant in the Distribution of Any of the Basket Funds, and, at Any Time, May Hold, Shares of Any of the Basket Funds, There Is No Affiliation between any of the Basket Funds and Us, and We Are Not Responsible for Any Disclosure by Any of the Basket Funds

Goldman, Sachs & Co. and one or more of our other affiliates may act, from time to time, as authorized participants in the distribution of shares of any of the basket funds, and, at any time, may hold shares of any of the basket funds. Goldman Sachs is not otherwise affiliated with any of the basket funds.

None of the basket funds are involved in the offering of your notes in any way and none of them have any obligation of any sort with respect to your notes. None of the basket funds have any obligation to take your interests into consideration for any reason, including when taking any actions that might affect the value of your notes.

The notes are not protected against loss of principal and may lose value over time. Please see the Prospectus Supplement for a full description of risk factors relating to the notes. Past performance is not indicative of future results.

Your Notes May Not Have an Active Trading Market

Your notes will not be listed or displayed on any securities exchange or included in any interdealer market quotation system, and there may be little or no secondary market for your notes. Even if a secondary market for your notes develops, it may not provide significant liquidity and we expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for your notes in any secondary market could be substantial.

The Liquidity of the Market for the Offered Notes May Vary Materially From Time to Time

The aggregate principal amount of the notes outstanding could be reduced at any time by redemptions. Accordingly, the liquidity of the market for your notes could vary materially over the life of the notes. While you may elect to redeem your notes prior to maturity, any redemption will be subject to the conditions and procedures described elsewhere in the Prospectus Supplement, including the condition that you must redeem at least 50,000 notes at one time in order to exercise your right to redeem your notes.

The Calculation Agent Can Postpone the Determination Date or a Redemption Valuation Date If a Market Disruption Event or a Non-Trading Day Occurs

If the calculation agent determines that, on the determination date or a redemption valuation date, as applicable, a market disruption event has occurred or is continuing with respect to any basket fund, or if such date is not a trading day, the determination date or such redemption valuation date, respectively, will be postponed until the first following trading day on which the market disruption event with respect to each such basket fund has ceased, but in no event, in the case of the determination date, by more than five business days, and in the case of a redemption valuation date, by more than three business days. Moreover, if the determination date or any redemption valuation date, as applicable, is postponed to the last possible day, but a market disruption event occurs or is continuing on that day with respect to the relevant basket fund, or if such date is not a trading day, that day will nevertheless be the determination date or such redemption valuation date, respectively. If the determination date or any redemption valuation date, as applicable, is postponed due to a market disruption event, the calculation agent will determine the final basket level or the valuation basket level, respectively, based on the procedures described under “Specific Terms of Your Notes — Consequences of a Market Disruption Event” in the Prospectus Supplement.

In addition, if the calculation agent determines that the closing price of one share of any basket fund or any settlement price for such basket fund shares that must be used to determine the final basket level or the valuation basket level, as applicable, is not available on the determination date or the applicable redemption valuation date, respectively, for any other reason, except as described under “Specific Terms of Your Notes — De-Listing, Discontinuance or Modification of a Basket Fund” in the Prospectus Supplement, then the calculation agent will determine the final basket level or such valuation basket level, respectively, based on its assessment, made in its sole discretion, of the price of one share of such basket fund or relevant settlement price for such basket fund shares on such applicable day. On the other hand, if a market disruption event relating to one or more basket funds occurs or is continuing on any trading day, the calculation agent will be permitted (but not required) to make such adjustments in calculating the accumulated distribution level on such trading day as it believes are appropriate to ensure that the reference distribution amount for the applicable distribution period is equitable.

Certain Considerations for Insurance Companies and Employee Benefit Plans

Any insurance company or fiduciary of a pension plan or other employee benefit plan that is subject to the prohibited transaction rules of the Employee Retirement Income Security Act of 1974, as amended, which we call “ERISA”, or the Internal Revenue Code of 1986, as amended, including an IRA or a Keogh plan (or a governmental plan to which similar prohibitions apply), and that is considering purchasing the offered notes with the assets of the insurance company or the assets of such a plan, should consult with its counsel regarding whether the purchase or holding of the offered notes could become a “prohibited transaction” under ERISA, the Internal Revenue Code or any substantially similar prohibition in light of the representations a purchaser or holder in any of the above categories is deemed to make by purchasing and holding the offered notes. This is discussed in more detail under “Employee Retirement Income Security Act” in the Prospectus Supplement.

The Tax Consequences of an Investment in Your Notes Are Uncertain

The tax consequences of an investment in your notes are uncertain, both as to the timing and character of any inclusion in income in respect of your notes. We discuss these matters under “Supplemental Discussion of Federal Income Tax Consequences” in the Prospectus Supplement. Please also consult your own tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your notes in your particular circumstances.

The terms of your notes require that you include the distribution payments on the notes in ordinary income in accordance with your regular method of accounting. You will be required to treat the distribution payments in such a manner despite the fact that (i) a portion of the distribution payments will be attributable to dividend payments on the basket funds that will constitute “qualified dividend income” or long-term capital gain dividends that are subject to tax at the tax rates applicable to long-term capital gains and (ii) there may be other possible treatments of the distribution payments that would be more advantageous to holders of the notes.

It is likely, although the matter is not free from doubt, that the constructive ownership rules of Section 1260 of the Code could require you to treat all or a portion of the gain that you recognize upon the sale, redemption or maturity of your notes as ordinary income in which respect an interest charge would be imposed.

The notes are not protected against loss of principal and may lose value over time. Please see the Prospectus Supplement for a full description of risk factors relating to the notes. Past performance is not indicative of future results.

In addition, the Internal Revenue Service announced on December 7, 2007 that it is reconsidering the tax treatment of structured notes, such as the offered notes, that are currently characterized as prepaid forward contracts, which could adversely affect the tax treatment and the value of your notes.

WHAT ARE THE MAIN RISKS ASSOCIATED WITH CLOSED END FUNDS?

Investments in CEFs involve certain risks. Because your notes will be linked to the performance of a static basket of CEFs, you should carefully consider the risks associated with investments in closed end funds generally as well as sector concentration and strategic risks associated with investing in funds with specialized investment strategies. For information on the risks associated with investments in CEFs generally, please see “The Basket Funds — Risks Associated with Closed End Funds” in the Prospectus Supplement.

IRS Circular 230 Disclosure: Goldman Sachs does not provide legal, tax or accounting advice. Any statement contained in this communication (including any attachments) concerning U.S. tax matters is not intended or written to be used, and cannot be used, for the purpose of avoiding penalties imposed on the relevant taxpayer. Clients of Goldman Sachs should obtain their own independent tax advice based on their particular circumstances.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-471-2526.

Important Risk Disclosures

Use of Simulated Returns - Back-testing and other statistical analyses material that is provided in connection with explanations of the potential returns of this product use simulated analysis and hypothetical circumstances to estimate how it may have performed prior to its actual existence. Goldman Sachs provides no assurance or guarantee that the notes will operate or would have operated in the past in a manner consistent with these materials. As such, any historical returns projected, or any hypothetical simulations based on the analysis provided in relation to the product, may not reflect the performance of, and is no guarantee or assurance in respect of the performance or returns of, any investment in the notes.

We and our affiliates, officers, directors, and employees, including persons involved in the preparation or issuance of this material, may from time to time have “long” or “short” positions in, act as principal in, and buy or sell the securities or derivatives (including options) thereof in, and act as market maker or specialist in, and serve as a director of, companies mentioned in this material. In addition, we may have served as manager or co-manager of a public offering of securities by any such company within the past three years.

Investors in the notes are exposed to the credit risk of the issuer.

The notes are not protected against loss of principal and may lose value over time. Please see the Prospectus Supplement for a full description of risk factors relating to the notes. Past performance is not indicative of future results.